CHRISTOPHER J. BARRY (206) 903-8815 barry.christopher@dorsey.com

September 15, 2015

Via edgar and FEDEX

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Tiffany Posil, Esq.

Re:	Central GoldTrust
Schedule 14D-9
Originally filed June 9, 2015
File No. 005-87886

Dear Ms. Posil:

On behalf of our client, Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada (“GoldTrust”), please find below certain supplemental information from GoldTrust in response to the discussion between the undersigned and Ms. Tiffany Posil of the staff of the Securities and Exchange Commission (the “Staff”) on September 15, 2014 regarding comparisons by GoldTrust of the respective administration/management fees and total expense ratios of GoldTrust and Sprott Physical Gold Trust (“SPGT”).

We note as a preliminary matter that comparisons of the respective administration fees of GoldTrust and management fees of SPGT and of the respective total expense ratios of each were initially discussed on pages 21 to 23 of the Trustee’s Circular, filed on June 9, 2015 as exhibit (a)(1) to GoldTrust’s Solicitation/Recommendation Statement on Schedule 14D-9. The comparisons were presented for the twelve months ended March 31, 2015.

GoldTrust stated in a letter to unitholders of GoldTrust dated September 14, 2015, filed on September 14, 2015 as exhibit (a)(22) to GoldTrust’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Letter”), that “Sprott charges 75% higher management fees.” GoldTrust advises the Staff that the 75% difference was calculated based on the administration/management fees incurred by each entity over the twelve-months ended June 30, 2015, divided by the average end-of-month net asset values (“NAV”) for the same entity over the same period. This yields a ratio of administration/management fees to NAV of 0.20% for GoldTrust and 0.35% for SPGT. The 75% difference was derived by dividing 0.35% by 0.20%. Administration/management fees are taken directly from the respective financial statements of GoldTrust and SPGT, whereas historical monthly NAV data is sourced from Bloomberg.

GoldTrust stated in the Letter that GoldTrust’s total expense ratio is 30% lower than Sprott’s. GoldTrust advises the Staff that the 30% difference was calculated based on the total expenses (net of extraordinary expenses) incurred by each entity over the twelve-months ended June 30, 2015, divided by the average end-of-month NAV for the same entity over the same period. Extraordinary expenses refer to “Special Meeting Costs” and “Unsolicited takeover bid costs” incurred by GoldTrust as a result of the Polar Securities proxy fight and the ongoing unsolicited bid process initiated by Sprott Asset Management LP. This yields a ratio of total expenses to NAV of 0.35% for GoldTrust and 0.49% for SPGT. The 30% difference was derived by dividing 0.35% by 0.49%. Expenses are taken directly from the respective financial statements of GoldTrust and SPGT, whereas historical monthly NAV data is sourced from Bloomberg.

September 15, 2015

We note that the respective administration/management fees and total expense ratios given in the Trustee’s Circular and the Letter were calculated on the same basis.

GoldTrust believes that both administration/management fees and total expense ratios are relevant to unitholders for purposes of comparing the cost performance of GoldTrust and SPGT. Administration/management fees represent the fees paid by unitholders to the respective administrator/manager to administer or manage the trusts. The total expense ratio, on the other hand, includes administration/management fees as well as direct costs incurred by the trusts that may be driven by differing features of each trust, including bullion security expenses, regulatory costs and taxes.

We confirm on behalf of GoldTrust that GoldTrust will explain in future filings with the Commission the assumptions used in calculating the administration/management fees and total expense ratios, including what expenses are excluded, and will present the periods over which such figures have been calculated.

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If you have any questions regarding this letter, please feel free to contact me at (206) 903-8815.

Very truly yours,

/s/ Christopher J. Barry

Christopher J. Barry

cc:	B. Heagle (Central GoldTrust)
M. Mahoney (Dentons Canada LLP)
N. Findlay (Bennett Jones LLP)